Calyxeum Founders explain the importance of community funding.
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hi i'm latoya rucker and i'm the ceo of
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collection and i'm rebecca collette the
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ceo of collection collection is a female
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owned and operated cannabis cultivation
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brand and we're located right here in
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the city of detroit
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yes we have over 10 years of experience
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in the cannabis industry
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and we are asking you our community to
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invest in us
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with as little as a hundred dollars you
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can do that did you know
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that less than two percent of cannabis
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licenses
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in america in this multi-billion dollar
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industry are to people of color in fact
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in michigan diversity is still an issue
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while last year michigan closed at close
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to two billion dollars in sales out of
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those 1200
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licenses
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30 of those were to social equity
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entrepreneurs diversity is a major issue
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yeah and it's extremely hard to raise
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funds the barrier to entry is really
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hard and that's why we want to get our
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community involved main street to invest
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in us through regulation crowdfunding
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everyday people have the opportunity to
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invest in the legal cannabis industry if
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you want to find out more information
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about investing in us
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investing in collection
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click the link in our bio
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thank you
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we are just getting started join us as
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we seek to redefine the myths of the
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cannabis consumer changing the
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perception of cannabis in the
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professional world
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we represent women
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community diversity
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opportunity
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and empowerment
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collection

Our largest Cannabis retail chain!
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in the cannabis industry it is extremely
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difficult for african americans to
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number one enter
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second succeed third to scale and grow
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collection we doing we're doing
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something ain't never been seen before
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we're doing this so people can see it
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young girls can see it young men in our
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community can see it and they can say
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hey
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i can too be in the cannabis industry
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the barriers are not so high that it's
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impossible because we're doing it and i
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just think that's something that people
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need to realize this don't take this
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lightly like this has never been done
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before
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[Music]
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you

Our first brand showcase in Vegas!
Its Rebecca here from Calyxeum
Live at the Mandalay Bay in Las Vegas
Calyxeum has finished our first official Brand Showcase
We've been in Vegas the past two days
Debuting our new product lines
Our product line of pre-rolls
We have Create, Calm, and Chill
We also are premiering our vegan dessert gummies
Blueberry Pie and Peach Cobbler
And of course you can always count on
Those craft Calyxeum genetics

Calyxeum 2023 Fundraising campaign
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hi my name is Latoya Rucker and I am the
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CEO of collection happy women's history
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month we are here to share some really
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exciting news with you we have decided
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to launch a new crowdfunding campaign we
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have heard your emails we received your
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DMs and we're about to do it hi guys my
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name is Rebecca the CEO of collection we
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are so excited to be doing another
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crowdfunding raise like Latoya said
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since we last raised money last year we
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have expanded our cultivation footprint
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we've expanded our edible products and
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we've expanded into more stores in the
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state of Michigan and we are
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continuously very engaged in our local
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community we're so excited to have some
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members of the community come on this
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collection Journey with us if you want
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more information about investing in a
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black women owned and operated
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cultivation and processing brand please
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click the link in our bio thank you so
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much much

Calyxeum Founders Announce Fundraiser!
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hi i'm latoya rucker and i'm the ceo of
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collection and i'm rebecca colette the
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ceo of collection collection is a
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female-owned and operated cannabis
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cultivation and processing brand right
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here in the city of detroit we have over
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10 years of cannabis experience we have
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an amazing opportunity we are allowing
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our community to invest in the legal
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cannabis industry yes the cannabis
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industry is a multi-billion dollar
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industry and through regulation cf
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crowdfunding you can invest as little as
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a hundred dollars in us only a hundred
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dollars we've accomplished a lot thus
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far and we have so much more ahead of us
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join us click the link in our bio for
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more information
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thank you

Behind the Scenes with Calyxeum!
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hi my name is latoya and i am the ceo of
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collection collection is a female-owned
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and operated cannabis cultivation and
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processing brand right now we're
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standing inside of our cultivation and
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processing partners facility where we
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are formulating some of the best gummies
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that will be on michigan shelves this
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summer last year the gummies market did
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over one billion in sales
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across six states including michigan
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this is a huge opportunity and we feel
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the time is now to launch our gummies we
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have so many testimonials from our
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patients while we were caregivers as to
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how the gummies helped them with sleep
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help them go through chemo help them
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with so much pain relief so we're
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excited about formulating these gummies
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we want to focus on quality we want to
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focus on taste and we want to focus on
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consistency so now guys i want to take
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you on a tour and show you a state of
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our facility and show you how we make
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the gummies
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hey guys so we are here with john he is
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helping us formulate our gummies and
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scale them
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he is the head kitchen and processing
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supervisor
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so we're really excited about our
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gummies and one of the things that
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differentiates our gummies from a lot of
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the other products in the market is the
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fact that we're going to be using full
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spectrum rick simpson oil to go into
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each and every gummy and that's really
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important it's important for us our
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patients and it really does give you the
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full benefits medicinally of the
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cannabis plant so a lot of the products
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out there are named after alcoholic
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drinks we want to focus on dessert
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gummies so blueberry pie peach cobbler
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will be the first products that we'll be
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launching in retail stores so we are so
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excited about our gummy line because
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they're going to be different from a lot
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of the gummies on the market
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so this is the magic
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ingredients that's going to go into all
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of our gummies that'll be on shelves
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coming soon we got our blue raspberry
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gelatin
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we have
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unflavored gelatin we have some citric
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acid
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sugar

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and some lemon juice flavoring so all

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this is going into our gummies

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normal practice here at luna labs is

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that we make sure that everything is

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kept very clean we are lap so

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we take cleanliness very very seriously

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all of the employees have been trained

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to make sure that we are cleaning behind

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door handles services that typically

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people would not expect dust to collect

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on

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they do collect us so we do make sure

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that anything and everything is

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completely sterile between

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each and every batch of

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whatever product we are making at the

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time and at the end of each and every

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shift

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baby

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baby

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so here we have our finished product our

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gummies that taste delicious and smell
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so good because we use a very
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carefully crafted extract that goes into
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all of our batches
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of our gummies
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so another one of our products that we
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have on shelves right now is our
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pre-rolls and they're being made right
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now in this room let's go check it out
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guys hello how are you so we just wanted
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to take a peek and see where all the
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pre-roll magic happens you guys are
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behind the scenes making that making
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that happen so we appreciate it
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hey guys we're here with cass the
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director of quality and processing at
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franklin fields our processing and
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cultivation partner we're going to take
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a tour of all the cool equipment that we
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have in this facility so welcome i'm so
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glad you're here
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um the door behind you is where all the
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magic starts so that's what connects us
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to the cultivation and through that door
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is where all of the biomass the flower
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comes to us all of it starts here and
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gets weighed and then it moves on into
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the bride and bedding room in the
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grinding and veining room this is where
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all the dirty processes happen and they
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happen inside here so they stay
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contained and they don't get everywhere
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else
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if you want to step in you can see right
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now they're actually going through the
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process of sifting and making pre-rolls
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they've already ground the flower and
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the grinder we use is a high-tech
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shredder
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moving right along we've got our gmp
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warehouse going off this direction here
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it's a standard warehouse like you're
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used to lots of racking out jacks etc um
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this direction we have our future
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bottling and canning room this is where
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we'll be making all of our beverages
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it's also where we do our in-house
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emulsion emulsion technology is pretty
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great
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um it's actually already installed this
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is a
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high pressure cavitation emulsifier gets
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up to 45 000 psi and get things down to
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20 nanometers that means fast acting thc
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over here we have our mechanical space
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inside the mechanical space is the rest
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of the dirty parts of our process
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this is where all of our control panels
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are this is where we make our ro water
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this is where our compressed air comes
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from
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everything that makes the magic happens
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behind the scenes this is where the
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wizard lives okay
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go on out here
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all right moving through the hallway
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here now we get to

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where the sauce comes from

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this is our ethanol extraction room

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so right now everything's shut down

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because it's the end of the day on a

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friday

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but usually this is this room is buzzing

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all day 10 hours a day so the ethanol

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starts here

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goes through this massive chiller this

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chiller gets down to negative 50 degrees

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celsius comes over here gets held this

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is a centrifuge where the material

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actually gets

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soaked agitated and then spun out now

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all the thc is in a tincture and it's

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here this is still cold again it's

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negative 50 degrees celsius so keep it

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cold so we don't have to winterize again

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we're leaving all those fats

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waxes and gums behind then we're going

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to move over here go through a

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four-stage filtration skin so this is
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the first part here we're just going to
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go through a standard 100 micron filter
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making sure we're not leaving any big
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particles sticks except we might have
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escaped from the centrifuge bag and
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we're going to go through a lenticular
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filter or just in case we had any fats
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those are going to get trapped go
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through an activated carbon filter
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leaving behind all those heavy metals
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weird flavors strange colors um
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as well as any pesticides that might
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have been in the biomass we do tolling
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across the board so you never know what
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people are going to use before they
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bring it to you and we end with the last
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which is a sterile filter sterile filter
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actually removes all those
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microorganisms and that means
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clean material going out
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goes into a holding tank and that then
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goes into our falling from evaporator
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and this guy will rip off 15 gallons of
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ethanol every hour and out of that comes
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our sweet sweet sauce
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it's very good full spectrum oil very
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good
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over here is our rosin production room
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yes
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so in our ros instruction room
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this room is specific for what we make
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here we do dry sift using an alchemist
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by green rose
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this goes through 130 micron screens and
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can do around a thousand grams
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every 15 minutes
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we also have like a standard bubble
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magic eye sash machine small batch
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everything here we do a small batch like
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25 pounds or less
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that's intentional because we like to
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work with small cultivators so that's
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the work that we do in here we also
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do the pressing squishing and packaging
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in this space
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then behind you here is the commercial
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kitchen
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don't let the space deceive you i know
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there's only one stove in here right now
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but soon there will be a 12 stage
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gas-fired range and four ovens so you'll
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be able to produce around 10 000 units
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per day
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this is where all of the edibles are
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made we also mix most of our topicals in
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here and
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then those go on to packaging in our gmp
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that's right over here
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this is our gmp room where you can see
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we've got our robot for filling
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cartridges
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and behind me here is the bnr technology
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spinning band so this will actually let
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us put a polish on that full spectrum
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oil stripping out different miners as
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well as leaving behind any terps and
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de-carving
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it's all happening right in here so we
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can get that that distillate down so
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it's you know clear as honey very very
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nice
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hi guys it's rebecca the ceo of
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collection i'm here to talk about some
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of our flower collections our latest
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flower collection are our three c's
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effects line
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create create is our sativa dominant
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collection you would indulge in these
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strains if you want to feel energized
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creative you got a long to do list you
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got things to do today
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our chill line our 50 50 50 hybrid line
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you would indulge in these strains if
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you want to relax but you still got
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things to do you're not really ready to
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go to sleep and lastly our calm line our
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most popular line are indica dominant
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strains in the condominium strains you
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would indulge your knees after a long
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stressful day you need a little help
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relaxing and maybe going to sleep
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you know at collection we always like to
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introduce new flavors into the market
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and in our next strain release we have
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some delicious flavors coming to stores
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near you biscotti cake gelato sundae
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lemon creamsicle and strawberry lemonade
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don't they all sound perfect for a
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summer evening
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see you soon
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hey guys it's rebecca the ceo of
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collection i'm so excited that we are
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expanding our cultivation footprint here
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in the state of michigan i am standing
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here in our new facility in lansing
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michigan when is the last time you knew
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two black women that purchased a
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multi-million dollar building
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let us take you on a tour
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come check out our flower room a
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[Music]
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inside this room will have 36 to 40 high
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pressure sodium lights where we will be
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able to produce close to 90 pounds of
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cannabis flower
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right in this room we'll have
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dehumidification
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and hvac that will allow us to be able
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to control the environment and keep the
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plants nice and healthy and happy
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so we are standing inside of our
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propagation room this is where our
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mothers will be held our veg plants and
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our clones so this is where all the
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magic happens we want to make sure this
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climate is optimal for plants to grow
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healthy and flourish so that we can get
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you guys the best finished product
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so this is our second flower room guys
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and in here we'll be able to have close
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to two to three hundred plants in this
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room this room is roughly about eleven
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hundred square feet so we'll have rows
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going all the way from the starter room
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to the back of the room
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filled with plants
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this room is also controlled humidity
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control we'll have irrigation as well to
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water all the plants we want everything
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to be automated to kind of leave out the
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human era and also help save on labor
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costs so this is the flower room 2.
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you